Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203-925-3707 richard.kirk@prudential.com

January 27, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Initial Registration Statement on Form N-4
Prudential Annuities Life Assurance Corporation Variable Account B (Registrant)
Prudential Annuities Life Assurance Corporation (Depositor)

Members of the Commission:
Enclosed for filing on behalf of the above-referenced Registrant is an initial Registration Statement on Form N-4.
The purpose of the N-4 filing is to register the Prudential Registered Index-Linked and Variable AnnuitySM B Series and the Prudential Registered Index-Linked and Variable AnnuitySM I Series. The filing contains two prospectuses, one for each Series. The two prospectuses describe essentially the same contract that is offered through different distribution channels.
The Annuity will offer contract owners the ability to allocate premium payments to index-linked crediting strategies as well variable investment subaccounts. We are also filing an initial Registration Statement for this Annuity on Form S-3 on behalf of Prudential Annuities Life Assurance Corporation to register the index-linked crediting strategies.
If you have any questions, please call me at (203) 925-3707.
Very truly yours,
/s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel